2008 Ontario Budget

         CHAPTER IV

         BORROWING AND
         DEBT MANAGEMENT
---------------------------------------------------------------------------------------------------------------------------

Long-Term Public Borrowing
---------------------------------------------------------------------------------------------------------------------------

     [Chart 1, pie chart: Borrowing - All Markets]

     As an agency of the Ministry of Finance,  the Ontario  Financing  Authority
     (OFA)  manages  the  borrowing,   debt,   investment  and  cash  management
     activities   of  the  Province  and  the  Ontario   Electricity   Financial
     Corporation (OEFC) in a cost-effective manner.

     The interim  long-term  public  borrowing  requirement for 2007-08 is $18.0 billion,  down $0.8  billion from the $18.8  billion  estimated in the 2007
     Budget Plan. This decline reflects an improvement in the Province's  fiscal position.

     [Chart 2, pie chart: Borrowing - Domestic Market]

     The OFA  maintained  a flexible  approach  to  borrowing,  monitoring  both domestic and  international  capital markets to minimize debt service costs and diversify the borrowing program.  The Province typically targets 25 per cent of borrowing from international  markets.  Approximately $2.6 billion, or 14 per cent,  of the  borrowing  program was raised  from  international markets as borrowing  costs have generally  been much higher abroad.  While the majority of the  borrowing was  completed in the domestic  market,  the
     Province  successfully  accessed the international  capital markets through two U.S. dollar Global bonds.

     Approximately $15.4 billion, or 86 per cent, of the borrowing was completed in the domestic market, through a number of instruments, including:

     o    syndicated bonds
     o    bond auctions
     o    floating rate notes
     o    Ontario Savings Bonds
     o    medium-term notes.

     Bond markets  have been very  volatile in recent  months,  but the Province continues to have relatively  steady access to the domestic bond market due to  investor  confidence  in  Ontario  and the  liquidity  provided  by its benchmark bond issues.

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2007-08 Borrowing Program: Province and OEFC                                                                        Table 1
($ Billions)
----------------------------------------------------------------------------------------------------------------------------
                                                                                  Budget                            In-Year
                                                                                    Plan          Interim            Change
                                                                         ---------------------------------------------------
Deficit/(Surplus)                                                                    0.4             (0.6)             (1.0)
Non-Cash Adjustments                                                                (0.5)            (0.3)              0.1
Investment in Capital Assets                                                         3.3              3.6               0.3
Net Loans/Investments                                                                1.2              2.3               1.1
Debt Maturities                                                                     14.4             13.5              (0.9)
Debt Redemptions                                                                     0.9              1.3               0.4
----------------------------------------------------------------------------------------------------------------------------
Total Funding Requirement                                                           19.7             19.8               0.0
Canada Pension Plan Borrowing                                                       (0.4)            (0.3)              0.2
Decrease/(Increase) in Short-Term Borrowing                                         (0.5)            (1.4)             (0.8)
Increase/(Decrease) in Cash and Cash Equivalents                                     0.0             (0.2)             (0.2)
----------------------------------------------------------------------------------------------------------------------------
Total Long-Term Public Borrowing Requirement                                        18.8             18.0             (0.8)
----------------------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
----------------------------------------------------------------------------------------------------------------------------

     Key  contributors  to the decline in the total long-term  public  borrowing requirement  include a $1 billion  improvement in the fiscal position and a
     $0.9 billion reduction in debt maturities.  The decline is partially offset by a $1.1 billion increase in net loans/investments,  of which $0.8 billion is attributable to loans to Ontario Power  Generation Inc. (OPG). The total long-term public  borrowing  requirement was further reduced through a $0.8 billion increase in short-term borrowing.

     The Province currently holds about $645 million of asset-backed  commercial paper (ABCP) in its investment portfolio.  This is down by $75 million from the $720 million  reported in the 2007 Economic  Outlook and Fiscal Review, as the $75 million holding in Skeena Trust was repaid on December 20, 2007, when that trust was redeemed.

----------------------------------------------------------------------------------------------------------------------------
Medium-Term Borrowing Outlook: Province and OEFC                                                                    Table 2
($ Billions)
----------------------------------------------------------------------------------------------------------------------------
                                                                                 2008-09          2009-10           2010-11
                                                                         ---------------------------------------------------
Deficit/(Surplus)                                                                    0.0              0.0               0.0
Non-Cash Adjustments                                                                (0.9)            (1.7)             (1.9)
Investment in Capital Assets                                                         4.9              6.0               7.1
Net Loans/Investments                                                                1.3              0.8               0.3
Debt Maturities:
   Currently Outstanding                                                            20.5             14.6              10.4
   Incremental Impact of Future Financing                                            0.0              0.0               1.9
Debt Redemptions                                                                     1.0              1.0               1.0
----------------------------------------------------------------------------------------------------------------------------
Total Funding Requirement                                                           26.9             20.6              18.9
Canada Pension Plan Borrowing                                                       (0.6)            (0.7)              0.0
Decrease/(Increase) in Short-Term Borrowing                                         (2.0)             0.9               0.4
Increase/(Decrease) in Cash and Cash Equivalents                                     0.0              0.0               0.0
----------------------------------------------------------------------------------------------------------------------------
Total Long-Term Public Borrowing Requirement                                        24.3             20.9              19.4
----------------------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
----------------------------------------------------------------------------------------------------------------------------

     Refinancing  maturing debt and funding capital  investments are the primary components of the medium-term  borrowing  outlook.  Debt maturities for the
     Province  and the OEFC are  projected  at $20.5  billion in 2008-09,  $14.6 billion in 2009-10 and $12.3 billion in 2010-11.

     The  government  will  seek  approval  by the  legislature  for  additional
     borrowing  authority  to  meet  program  requirements.   In  addition,  the
     government  will  propose  amendments  to the  Ontario  Lottery  and Gaming
     Corporation  Act and Liquor  Control Act that will  address  the  borrowing requirements  for capital  expenditures  by the Ontario  Lottery and Gaming
     Corporation and the Liquor Control Board of Ontario.

     Debt

     [Chart 3, bar graph: Debt]

     Total debt, which  represents all borrowing  without  offsetting  financial assets, is projected to be $162.3 billion as at March 31, 2008, compared to
     $157.3 billion as at March 31, 2007.

     Ontario's net debt, the difference  between the total liabilities and total financial  assets,  is projected to be $142.8 billion as at March 31, 2008, compared to $141.1 billion as at March 31, 2007.

     Accumulated  deficit,  the third definition of debt, is the sum of all past
     Provincial  surpluses  and  deficits.  It is  projected  to decline by $0.6 billion from $106.8  billion as at March 31, 2007, to $106.2  billion as at
     March 31, 2008.

     While the accumulated  deficit is forecast to decrease by the amount of the surplus,  total debt and net debt are forecast to  increase.  Total debt is expected to increase due to the  government's  capital  investments  in key priority areas,  loans to school boards for capital  projects and increased short-term  borrowing to maintain cash levels.  The increase in net debt is primarily a result of the government's capital investments.

     Investing in these capital  projects is similar to a family  investing in a house using a mortgage, which is paid off over time. Like a mortgage, where the  total  amount  is  borrowed  at the  time a house  is  purchased,  the government  borrows  the  entire  amount  required  to  invest  in  capital investments  during  construction.  This increases  total and net debt. The impact on the government's surplus, and the accumulated deficit, is limited to the  amortization  costs  of  these  capital  investments.  Amortization spreads the cost of these  investments  over the useful life of the assets, instead of charging the total costs  upfront for an asset that will be used for many years.

     Debt  of  the  Ontario  Infrastructure   Projects  Corporation  ("OIPC"  or
     "Infrastructure  Ontario")  is projected to be $1.6 billion as at March 31,
     2008. This debt is included in total debt; however,  the impact on net debt is  significantly  lower,  as its debt is largely  offset by projected  net assets of $1.4 billion.  Infrastructure Ontario's debt is not guaranteed by the Province.

     Interim  2007-08  results for OEFC show a projected  excess of revenue over
     expense  of  about  $1.1  billion,   reducing  the  Corporation's  unfunded
     liability (or "stranded debt of the electricity sector") from $18.3 billion to $17.2 billion as at March 31, 2008. This would be the fourth consecutive annual  decline in the unfunded  liability  ($2.2  billion  below the $19.4 billion level at the time Ontario Hydro was restructured on April 1, 1999).
     Projected 2008-09 results for OEFC are an excess of revenue over expense of about $1.2  billion,  resulting  in a further  projected  reduction  in its unfunded liability to about $16.1 billion as at March 31, 2009.

     Debt-to-GDP Ratios

     [Chart 4, line graph: Net Debt-to-GDP]

     [Chart 5, line graph: Accumulated Deficit-to-GDP]

     Net debt-to-GDP peaked at 32.9 per cent in 1999-2000, the year the Province first consolidated the unfunded liability (or "stranded debt") of the OEFC.
     Since then,  Ontario's  net  debt-to-GDP  ratio has trended  downward.  The current  outlook  projects a ratio of 24.4 per cent in 2007-08,  its lowest level since  1992-93.  It is  projected to improve even further to 24.2 per cent in 2008-09, 24.0 per cent in 2009-10 and 23.8 per cent in 2010-11.

     In line with projecting six consecutive  balanced  budgets,  the Province's accumulated  deficit-to-GDP  ratio,  a second  measure of  debt-to-GDP,  is forecast  to  improve  from  25.2 per cent in  2003-04  to 16.2 per cent by
     2010-11.

     Chart 5 shows the trend of the ratio of  accumulated  deficit-to-GDP  since the enactment of the Fiscal  Transparency  and  Accountability  Act,  2004,
     which defined Provincial debt as the accumulated deficit.

     The Province's debt-to-GDP ratios are forecast to continue to decline under both  definitions.  It declines more quickly under the accumulated  deficit definition, as this definition of debt includes only the amortization costs of the government's capital investments.  Net debt reflects the full amount of debt issued for these projects.

     Total Debt Composition

     [Chart 8, pie chart: Total Debt Composition, C$162.3 Billion]

     Total debt is  composed  of bonds  issued in both the short- and  long-term public capital markets and non-public debt.

     Public debt totals $142.0 billion,  primarily consisting of bonds issued in the domestic and  international  long-term public markets in 11 currencies.
     Ontario also has $20.3 billion  outstanding  in  non-public  debt issued in
     Canadian  dollars.  Non-public debt consists of debt instruments  issued to public-sector  pension  funds  in  Ontario  and  the  Canada  Pension  Plan
     Investment Board (CPPIB). This debt is not marketable and cannot be traded.

     [Chart 7, pie chart: Borrowing - All Markets]

     [Chart 8, bar graph:  Foreign Exchange Exposure,  Percentage of Debt Issued
     for Provincial Purposes]

     Debt Management

     The  Province  limits  itself  to a maximum  net  interest  rate  resetting exposure  of 35 per  cent of debt  issued  for  Provincial  purposes  and a maximum  foreign  exchange  exposure  of five per cent of debt  issued  for
     Provincial purposes.

     As at February 29, 2008, the net interest rate resetting  exposure was 14.8 per cent and foreign  exchange  exposure  was 0.5 per cent.  All  exposures remained well below policy limits in 2007-08.

     [Chart 9, bar graph, Debt Maturities]

     Debt Maturities

     The  largest  component  of the  borrowing  program is the  refinancing  of maturing  debt.  The  year-to-year  variation  in debt  maturities  largely reflects past borrowing activities. The Province will continue to aim for a balanced  maturity  profile and take advantage of opportunities to schedule maturities into years that currently have lower levels of maturing debt.

     [Chart 10, bar graph: Effective Interest Rate (Weighted Average) of Debt]

     Cost of Debt

     The effective interest rate (on a weighted-average  basis) on total debt is estimated  to be 5.80 per cent as at March 31, 2008 (March 31,  2007,  6.02 per cent).  For  comparison,  as at March 31, 1993, the effective  interest rate on total debt was 10.14 per cent.

     The effective interest rate on public debt is estimated at 5.40 per cent as at March 31,  2008,  compared  to 5.48 per cent as at March 31,  2007.  The effective interest rate on non-public debt is estimated to be 8.62 per cent as at March 31, 2008, compared to 9.23 per cent as at March 31, 2007.

Consolidated Financial Tables

----------------------------------------------------------------------------------------------------------------------------
Net Debt and Accumulated Deficit                                                                                    Table 3
Interim 2008                                                                                                    ($ Millions)
----------------------------------------------------------------------------------------------------------------------------
                                                       2003-04     2004-05     2005-06     2006-07     Interim         Plan
                                                                                                       2007-08      2008-09
                                                    ------------------------------------------------------------------------
Debt(1)
   Publicly Held Debt
   Bonds(2)                                            116,732     125,279     123,129     128,666     134,302      139,535
   Treasury Bills                                        3,359       3,747       5,215       4,249       5,247        7,247
   U.S. Commercial Paper(2)                              1,156         269         706         254         619          619
   Ontario Infrastructure Projects Corporation             323       1,288       1,323       1,262       1,573        1,950
     (OIPC)(3)
   Other                                                   422         404         387           -           -            -
                                                    ------------------------------------------------------------------------
                                                       121,992     130,987     130,760     134,431     141,741      149,351
                                                    ------------------------------------------------------------------------
Non-Public Debt
   Canada Pension Plan Investment Board                 10,233      10,233      10,233      10,233      10,233       10,233
   Ontario Teachers' Pension Fund                        9,487       8,666       7,596       6,411       4,466        3,001
   Public Service Pension Fund                           3,052       2,886       2,705       2,502       2,260        1,991
   Ontario Public Service Employees' Union               1,450       1,371       1,285       1,188       1,074          946
     Pension Fund (OPSEU)
   Canada Mortgage and Housing Corporation               1,047       1,003         960         914         865          813
   Other(4)                                              1,096       1,231       1,367       1,314       1,419        1,377
                                                    ------------------------------------------------------------------------
                                                        26,365      25,390      24,146      22,562      20,317       18,361
                                                    ------------------------------------------------------------------------
                                                       148,357     156,377     154,906     156,993     162,058      167,712
Unrealized Foreign Exchange Gains(5)                       376         424         426         318         225          132
                                                    ------------------------------------------------------------------------
Total Debt                                             148,733     156,801     155,332     157,311     162,283      167,844
                                                    ------------------------------------------------------------------------
Cash and Temporary Investments                          (8,139)    (13,422)     (6,258)     (6,622)     (5,400)      (5,400)
Other Net (Assets)/Liabilities(6)                       (1,465)     (1,193)     (5,824)     (8,493)    (12,658)     (14,454)
OIPC Net (Assets)/Other Liabilities(3)                    (313)     (1,265)     (1,322)     (1,096)     (1,386)      (1,758)
                                                    ------------------------------------------------------------------------
Net Debt                                               138,816     140,921     141,928     141,100     142,839      146,232
Non-Financial Assets(7)                                (14,628)    (15,178)    (32,773)    (34,324)    (36,663)     (40,056)
----------------------------------------------------------------------------------------------------------------------------
Accumulated Deficit(8)                                 124,188     125,743     109,155     106,776     106,176      106,176
----------------------------------------------------------------------------------------------------------------------------
(1) Includes debt issued by the Province and Government Organizations, including the OEFC.
(2) All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
(3) OIPC's interim 2007-08 debt is composed of Ontario Opportunity Bonds ($323 million), Infrastructure Renewal Bonds
    ($950 million) and short-term commercial paper ($300 million). OIPC's debt is not guaranteed by the Province. OIPC Net
    (Assets)/Other Liabilities include cash, temporary investments, accounts receivable, loans receivable, debt issue costs, accounts payable and loans payable.
(4) Other non-public debt includes Ontario Municipal Employees Retirement Fund, College of Applied Arts and Technology Pension Plan,
    Ryerson Retirement Pension Plan, Ontario Immigrant Investor Corporation and indirect debt of school boards (the indirect debt of school boards was incurred in June 2003 to refinance the non-permanently financed debt of 55 school boards; an equivalent amount is included in Net Assets as advance payments to school boards).
(5) To conform with Public Accounts reporting, unrealized foreign exchange gains, which were previously reported in Other Net
   (Assets)/Liabilities, are now reported separately.
(6) Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in government business enterprises, accounts payable, accrued liabilities, pensions and the liability for power purchase agreements with non-utility generators.
(7) Non-financial assets include the Province's tangible capital assets and net assets of hospitals, school boards and colleges, which, starting with fiscal year 2005-06, are consolidated using one-line consolidation.
(8) Accumulated deficit represents net debt adjusted for non-financial assets. Starting with 2005-06, accumulated deficit includes the opening combined net assets of hospitals, school boards and colleges.
Source: Ontario Ministry of Finance.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Debt Maturity Schedule                                                                                              Table 4
Interim 2008                                                                                                    ($ Millions)
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                                                                       Currency
----------------------------------------------------------------------------------------------------------------------------
                                                                                                      Interim
                                  Canadian      U.S.       Japanese                      Other        2007-08       2006-07                                                                                                         2007-08
                                   Dollar     Dollar          Yen       Euro(1)      Currencies(2)      Total         Total
----------------------------------------------------------------------------------------------------------------------------
                                                                                               Fiscal Year Payable
----------------------------------------------------------------------------------------------------------------------------
Year 1                             21,368      4,634            -        795             265           27,062        19,222
Year 2                              9,028      1,629          685      1,443             870           13,655        20,556
Year 3                              9,280      1,509            -          -             252           11,041        13,720
Year 4                              6,168      1,136            -          -              47            7,351         6,438
Year 5                              7,935      3,291            -          -             118           11,344         7,127
----------------------------------------------------------------------------------------------------------------------------
1-5 years                          53,779     12,199          685      2,238           1,552           70,453        67,063
6-10 years                         22,672      4,865           94      1,188           1,837           30,656        33,812
11-15 years                         9,038          -            -          -               -            9,038         6,424
16-20 years                        14,710          -            -          -               -           14,710        12,300
21-25 years                        13,486          -            -          -               -           13,486        13,606
26-40 years(3)                     23,715          -            -          -               -           23,715        23,788
Unamortized Foreign                     -        123          102          -               -              225           318
Exchange Gains
----------------------------------------------------------------------------------------------------------------------------
Total(4)                          137,400     17,187          881      3,426           3,389          162,283       157,311
----------------------------------------------------------------------------------------------------------------------------
Debt Issued for
   Provincial Purposes            110,427     15,130          881      3,426           2,463          132,327       128,046
OEFC Debt                          25,400      2,057            -          -             926           28,383        28,003
OIPC Debt                           1,573          -            -          -               -            1,573         1,262
----------------------------------------------------------------------------------------------------------------------------
Total(5)                          137,400     17,187          881      3,426           3,389          162,283       157,311
----------------------------------------------------------------------------------------------------------------------------
(1) Euro includes debt issued in Euro and French franc legacy currency.
(2) Other currencies comprise Australian dollar, New Zealand dollar, Pound sterling, Swiss franc, Hong Kong dollar,
    South African rand and New Turkish lira.
(3) The longest term to maturity is to June 2, 2047.
(4) Total foreign currency denominated debt (before unrealized foreign exchange gains) as at March 31, 2008, is projected to be $24.7 billion (2007, $28.2 billion). Of that, $24.0 billion or 97.1 per cent (2007, $27.2 billion or 96.4 per cent)
    was fully hedged to Canadian dollars.
(5) Total debt includes issues totalling $2.7 billion (2007, $3.3 billion) that have embedded options exercisable by either the Province or the bondholder under specific conditions.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Medium-Term Outlook                                                                                                 Table 5
Net Debt and Accumulated Deficit                                                                                ($ Billions)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   2009-10          2010-11
                                                                                            --------------------------------
Total Debt                                                                                          173.2            178.5
Cash and Temporary Investments                                                                       (5.4)            (5.4)
Other Net (Assets)/Liabilities                                                                      (15.0)           (14.5)
OIPC Net (Assets)/Liabilities                                                                        (2.1)            (2.5)
----------------------------------------------------------------------------------------------------------------------------
Net Debt                                                                                            150.6            156.1
Non-Financial Assets                                                                                (44.5)           (49.9)
----------------------------------------------------------------------------------------------------------------------------
Accumulated Deficit                                                                                 106.2            106.2
----------------------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Derivative Portfolio Notional Value                                                                                 Table 6
Interim 2008                                                                                                    ($ Millions)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                         Interim
Maturity in                                                                          6-10      Over 10   2007-08    2006-07
Fiscal Year                 2008-09    2009-10    2010-11    2011-12    2012-13     Years       Years      Total      Total                                                                                                2007-08
----------------------------------------------------------------------------------------------------------------------------
Swaps:
  Interest rate              11,457      8,910      4,561      2,411      7,174     20,552      4,794     59,859     68,565
  Cross currency              5,270      5,529      1,972      1,225      2,796     10,057          -     26,849     31,320
Forward foreign               1,933          -          -          -          -          -          -      1,933      1,803
   exchange contracts
Caps and floors                   -         88          -          -          -          -          -         88        138
----------------------------------------------------------------------------------------------------------------------------
Total                        18,660     14,527      6,533      3,636      9,970     30,609      4,794     88,729    101,826
----------------------------------------------------------------------------------------------------------------------------

     The table above presents a maturity schedule of the Province's derivatives, by type,  interim at March 31, 2008,  based on the notional  amounts of the contracts.  Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.  The Province  uses  derivatives  to hedge and to minimize  interest costs. Hedges are created primarily through swaps. Swaps allow the Province
     to  offset   existing   obligations,   effectively   converting  them  into
     obligations with more desirable characteristics.